Exhibit 99.3

PRESS RELEASE

Strong performance in fourth quarter for Marine Harvest

(Oslo, 04 February 2015) Marine Harvest achieved an operational EBIT of NOK 1 032 million in the fourth quarter of 2014, compared to NOK 1 037 million in the corresponding quarter of 2013.

- Marine Harvest delivered a strong operational EBIT in the fourth quarter of 2014. As a consequence of the good result, the Board has resolved a quarterly dividend of NOK 1.20 per share, says CEO Alf-Helge Aarskog.

Marine Harvest Group reported operational revenues of NOK 6 863 million (NOK 6 743 million) in the fourth quarter of 2014, which is record high. Total harvest volumes were 105 122 tonnes in the quarter (103 378 tonnes). Harvest guidance for 2015 is 440 000 tonnes.

- We have increased our feed self-sufficiency in Norway from 60% to 80%. Through the gradual in-sourcing of feed, we expect lower feed costs as well as improved growth, better feed conversion ratio and improved quality of the end product, says CEO Alf-Helge Aarskog.

Salmon of Norwegian origin achieved an operational EBIT per kilo of NOK 12.59 (NOK 12.04) in the fourth quarter, while salmon of Scottish and Canadian origin reported operational EBIT per kilo of NOK -3.42 and NOK 3.69  respectively (NOK 10.25 and NOK 10.20). Salmon of Chilean origin achieved an operational EBIT per kilo of NOK 0.35 (NOK 2.48). The figures include contribution from Sales and Marketing, including VAP Europe and Morpol Processing. Marine Harvest VAP Europe reported an operational EBIT of NOK 36 million compared to NOK -37 million in the fourth quarter of 2013. Morpol Processing reported an operational EBIT of NOK 81 million (NOK 63 million).

- I’m excited about the contemplated merger with AquaChile. Our already strong position within salmon farming in Chile will be further strengthened, and the combined entity will benefit the entire Chilean industry from a sustainability point of view, says Aarskog.

For further information, please contact:
Ivan Vindheim, CFO, Mobile: +47 958 71 310
Henrik Heiberg, VP Finance & Treasury, Mobile: +47 917 47 724
Kim Galtung Døsvig, IR Officer, Mobile: +47 908 76 339

About Marine Harvest Group
Marine Harvest Group is the world’s leading seafood company and largest producer of farmed salmon, with presence in 24 countries and a total of 11 700 employees worldwide. The company is headquartered in Bergen, Norway, and is listed on the Oslo Stock Exchange and New York Stock Exchange (NYSE). Please see www.marineharvest.com for further information.

Forward looking statements
This release may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may increase,” “may fluctuate,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s registration statement on Form 20-F filed in 2014, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.